Exhibit 99.1

OneSmart International Education Group Limited Announces Unaudited Financial Results for the Third Fiscal Quarter Ended May 31, 2020

Third Fiscal Quarter of Fiscal Year 2020 results:

•                      Cash sales totaled RMB721 million

•                      Net revenues totaled RMB745 million

•                      Average monthly student enrollments totaled 160,438

COVID-19 Recovery Progress to Date:

•                      As of August 4th, more than 90% of learning centers reopened

•                      Cash sales for OneSmart 1on1 business recovered to grow by 29% and 25% year-over-year in July, and August-to-date 2020, respectively

•                      Cash sales for Young Children business recovered to grow by 12% year-over-year in August to date 2020

•                      Average monthly student enrollments for OneSmart 1on1 business reached 93,895 by August-to-date 2020, representing a growth of 13% from March 2020

•                      Average monthly student enrollments for Young Children business reached 51,055 by August-to-date 2020, representing a growth of 8% from March 2020

•                      Net revenues for the fourth fiscal quarter of fiscal year 2020 are expected to be in the range of RMB900 million to RMB1 billion, representing a sequential increase of 21%-34%

SHANGHAI, August 18, 2020 /PRNewswire/ — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), the leading premium K-12 education company in China, today announced its unaudited financial results for the third fiscal quarter ended May 31, 2020.

Highlights for the Third Fiscal Quarter Ended May 31, 2020

All of our offline learning centers were temporally closed until the public school activities started to resume in late May 2020. Meanwhile, majority of our existing students followed their study schedule through OneSmart Online platform when the offline centers were closed. As a result, the total numbers of consumed class units and average monthly student enrollments declined, partially offset by the online-consumed class units and additional students acquired in our online platform during the quarter. Specifically, for our three core business units:

1.              OneSmart 1on1 (the leading premium K-12 1-on-1 education business in China): 1on1 students resumed their offline study from late May 2020. In the quarter, we saw the immediate 1on1 education demand came mostly from those students participating in this year’s ZhongKao and GaoKao while other students tended to choose a postponed resumption of their regular offline 1on1 study schedule. All of our students have largely resumed their offline study in the summer season as 90% of our learning centers have reopened. As a result, the number of average monthly student enrollments as of mid-August have passed that of February.

2.              OneSmart Young Children Education: HappyMath (the leading premium young children math education business in China) and FasTrack English (the 2nd largest premium young children English education business in East China): All of our HappyMath and FasTrack English learning centers remained closed during the entire third fiscal quarter. Young students took their classes through OneSmart Online. The offline centers started to reopen from June 2020.

3.              OneSmart Online (The leading premium online education business in China): OneSmart Online business acquired over 13,000 pure online enrollments during the quarter. These enrollments do not count those students temporarily converted into online platform during the pandemic or those offline students who also took online classes. Cash sales from OneSmart Online business totaled RMB59 million, an increase of 128% sequentially, accounting for 8% of total cash sales in the quarter. Net revenues from OneSmart Online business totaled RMB46 million, an increase of 47% sequentially, accounting for 6% of total net revenues in the quarter.

Mr. Steve Zhang, Chairman and Chief Executive Officer of OneSmart, commented, “Strictly following local governments’ guidelines, we have continuously taken the proper measures to protect health and safety of our students and employees. We appreciate our employees’ great efforts and flexibilities to help our students continue achieving their academic excellence in this year’s ZhongKao and GaoKao, especially with a limited timeframe and online-offline shift during the pandemic. OneSmart 1on1 business, serving our students for 12 years, proves to be the best premium K-12 1on1 education brand for its effectiveness in score-improvement and premium customer experience. Since the beginning of this fiscal year, we have launched OneSmart 1on1 Elite VIP (“Elite VIP”) program by upgrading our existing 1on1 learning centers to facilitate more enjoyable study experience. In the upgraded larger classrooms, our teachers and students will have the intelligent and interactive tools to enhance the teaching results. In addition, under Elite VIP, our students will have highly selected teachers with extensive teaching experience to meet their higher requirements. After a few months’ interruption by COVID-19 this year, we have resumed our center upgrade and will continue to roll out Elite VIP in the coming years. Market study shows that OneSmart serves only 3% of the target premium families in China. OneSmart will continue to lead in the premium education sector with improved products and innovative technologies and gain shares in the large and fast-growing addressable market in China. “

Key Financial Results

  (In thousands/RMB)

	3Q FY2020	3Q FY2019	% of change
Net revenues	744,916	1,093,271	-31.9%
Gross profit	262,276	550,884	-52.4%
Operating (loss)/income	(77,430)	123,033	NA
Non-GAAP operating (loss)/income	(39,453)	138,648	NA
Net (loss)/income attributable to OneSmart	(454,061)	109,497	NA
Non-GAAP net (loss)/ income attributable to OneSmart	(416,084)	125,112	NA

	9 Months FY2020	9 Months FY2019	% of change
Net revenues	2,427,916	2,682,748	-9.5%
Gross profit	899,345	1,277,814	-29.6%
Operating (loss)/income	(246,891)	152,180	NA
Non-GAAP operating (loss)/income	(144,283)	198,110	NA
Net (loss)/income attributable to OneSmart	(560,361)	158,114	NA
Non-GAAP net (loss)/income attributable to OneSmart	(457,753)	204,044	NA

Mr. Greg Zuo, OneSmart’s Director, Chief Financial Officer and Chief Strategic Officer added, “Thanks to the rigid demand for our core premium K-12 1on1 business, we are encouraged to see a V-shaped recovery in our student enrollments and cash sales after the offline centers reopened. Most recently, cash sales for OneSmart 1on1 business recovered to grow by 29% and 25% year-over-year in July and August-to-date, respectively. Cash sales for young children education business resumed a year-over-year increase of 12% in August to date. These leading indicators and trend have laid a sound foundation for our net revenues growth in the following quarters.

Furthermore, we remain confident in the roll-out in our Elite VIP program, which is well-received by our customers in selected cities. Year-to-date, this newly-launched product generated cash sales of RMB94.5 million, representing 3% of OneSmart 1on1 business’ cash sales. Elite VIP, priced 40% to 80% higher than our regular 1on1 class with a higher expected margin, will solidify our premium positioning and premium pricing power. Our goal is to generate about 20% of OneSmart 1on1 business’ cash sales from the Elite VIP program in the near future.

During the past few months, we have quickly adapted to the new operational environments through a combination of offline centers and online platforms. When we are gradually back to normal operations, given the preference by our customers, we continue to primarily serve them in our offline centers while OneSmart Online serves as an incremental growth driver, to help generate higher frequency of class consumption and increased numbers of subjects taken by each student.

In summary, under the unprecedented event of pandemic, the nature of our personalized education programs demonstrated a clear V-shaped performance as students waited in fiscal Q3 for back-to-schools and exam seasons to resume our services. As demonstrated by recent swift rebound and return of strong year over year growth in fiscal Q4, our business fundamentals remain solid and consumer demand for highly effective and premium education services is increasing. Currently, we expect fiscal Q4 revenue to grow 21%-34% over fiscal Q3 and margin to return to the pre-COVID-19 level over the next few quarters. Looking forward, we expect strong revenue growth and margin recovery in FY21 and beyond primarily underpinned by two major factors: Firstly the maturing of previously opened learning centers as 57% of them were opened in the last three years and are ramping up as planned, and secondly, the new offerings of upgraded premium products which shall bring in improved economics over the next few years.”

Financial Results for the Third Fiscal Quarter Ended May 31, 2020

Net Revenues

Net revenues were RMB744.9 million (USD104.4 million), a decrease of 31.9% from RMB1,093.3 million during the same period last year. The decrease was mainly attributable to the temporary shutdown of our offline learning centers for COVID-19 related government requirements, offset by the incremental volume from online platforms.

Operating Costs and Expenses

Operating costs and expenses for the quarter were RMB822.3 million (USD115.3 million), a decrease of 15.2% from RMB970.2 million during the same period last year. Non-GAAP operating costs and expenses, which excludes share-based compensation expenses, were RMB784.4 million (USD109.9 million), a decrease of 17.8% from RMB954.6 million during the same period last year.

Cost of revenues decreased by 11.0% year-over-year to RMB482.6 million (USD67.6 million). We actively managed down the staff cost, rental cost and other related costs, partially offset by the increase in the depreciation and amortization cost related to our center expansion and upgrade prior to the pandemic;

Selling and marketing expenses decreased by 17.0% year-over-year to RMB165.0 million (USD23.1 million). Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, were RMB164.8 million (USD23.1 million), a decrease of 17.0% from RMB198.5 million during the same period last year. The decrease was primarily due to our disciplined expense control and less cash sales generated during the quarter when all learning centers remained closed until May 2020;

General and administrative expenses decreased by 23.7% year-over-year to RMB174.7 million (USD24.5 million). Non-GAAP general and administrative expenses, which excludes share-based compensation, were RMB136.9 million (USD19.2 million), a decrease of 35.9% from RMB213.8 million during the same period last year. The decrease was primarily due to our expense control policy to keep a healthy financial condition during COVD-19.

Total share-based compensation expenses, which were allocated to related operating expenses, were RMB38.0 million (USD5.3 million) in the third fiscal quarter of 2020, compared with RMB15.6 million in the same period of the prior fiscal year.

Operating Income/Loss and Operating Margin

Operating loss for the quarter was RMB77.4 million (USD10.9 million), compared with operating income of RMB123.0 million in the same period of the prior fiscal year. Non-GAAP operating loss, which excludes shared- based compensation, was RMB39.5 million (USD5.5 million), compared with Non-GAAP operating income of RMB138.6 million during the same period of the prior fiscal year.

Operating margin for the quarter was -10.4%, compared with 11.3% in the same period of the prior fiscal year. Non-GAAP operating margin was -5.3%, compared with 12.7% during the same period last year. The decrease of margin was mainly due to one-off revenue drop due to the impact of COVID-19, coupled with previous quarters’ added teacher cost to improve premium offerings. We expect margin will return to normal level post the crisis and start to expand in FY21.

Other expense was RMB366.1 million (USD51.3 million), compared with RMB0.3 million during the same period last year. During the fiscal third quarter, we incurred one-off impairment loss of RMB335 million, related to 15 investee companies, primarily caused by COVID-19. We used prudent approach in evaluating financial performance of these investee companies and decided to mark down our investment amount by at least 80% for 14 of the 15 investee companies. We will continue to stick to our highly selective investment and M&A discipline and will only consider opportunities that can immediately help the growth of our core businesses.

Income tax benefit was RMB2.5 million (USD0.4 million), compared with income tax expense of RMB47.1 million during the same period last year.

Net Income/Loss Attributable to OneSmart

Net loss attributable to OneSmart was RMB454.1 million (USD63.6 million), compared with net income of RMB109.5 million during the same period last year. Non-GAAP net loss attributable to OneSmart was RMB416.1 million (USD58.3 million), compared with net income of RMB125.1 million during the same period last year.

Capital Expenditures

Capital expenditures for the third fiscal quarter of 2020 were RMB20.1 million (USD2.8 million), a year-over-year decrease of 45.2% from RMB36.7 million in the third fiscal quarter of 2019. The decrease was mainly because we prudently managed our cash flow and temporarily suspended leasehold improvements due to COVID-19.

Financial Position

As of May 31, 2020, the Company had cash and cash equivalents of RMB1,320.0 million (USD185.0 million), restricted cash of RMB29.0 million (USD4.1 million) and short-term investments of RMB456.4 million (USD64.0 million).

OneSmart’s prepayments from customers balance, which represents cash collected from enrolled students for courses and recognized proportionately as the training sessions are delivered, was RMB2,358.9 million (USD330.6 million) at the end of the third fiscal quarter of 2020, an increase of 6.4% from RMB2,216.8 million at the end of the third fiscal quarter of 2019.

Cash Flow

Net cash used in operating activities in the third fiscal quarter of 2020 was RMB21.7 million (USD3.0 million).

Net cash used in investing activities in the third quarter of 2020 was RMB196.9 million (USD27.6 million).

Net cash provided by financing activities in the third quarter of 2020 was RMB449.5 million (USD63.0 million).

Financial Results For the Nine Months Ended May 31, 2020

For the first nine months of fiscal year 2020, OneSmart reported net revenues of RMB2,427.9 million (USD340.3 million), representing a 9.5% decrease year-over-year. Average monthly student enrollments in the first nine months of fiscal year 2020 increased by 6.4% to approximately 168,484.

Operating costs and expenses for the first nine months of fiscal year 2020 were RMB2,674.8 million (USD374.9 million), a 5.7% increase year-over-year. Non-GAAP operating costs and expenses for the first nine months of fiscal year 2020, which excluded share-based compensation expenses, were RMB2,572.2 million (USD360.5 million), representing a 3.5% increase year-over-year.

Cost of revenues increased by 8.8% year-over-year to RMB1,528.6 million (USD214.2 million).

Selling and marketing expenses were RMB556.6 million (USD78.0 million), in line with the same period last year. Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, were RMB556.1 million (USD77.9 million), almost in line with the same period last year.

General and administrative expenses increased by 3.6% year-over-year to RMB589.6 million (USD82.6 million). Non-GAAP general and administrative expenses, which excludes share-based compensation, were RMB487.5 million (USD68.3 million), a decrease of 6.9% from RMB523.9 million during the same period last year.

Operating loss for the first nine months of fiscal year 2020 was RMB246.9 million (USD34.6 million). Non-GAAP operating loss for the first nine months of fiscal year 2020 was RMB144.3 million (USD20.2 million).

Operating margin for the first nine months of fiscal year 2020 was -10.2%, compared to 5.7% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first nine months of fiscal year 2019, was -5.9%, compared to 7.4% for the same period of the prior fiscal year.

Net loss attributable to OneSmart for the first nine months of fiscal year 2020 was RMB560.4 million (USD78.5 million). Non-GAAP net loss attributable to OneSmart for the first nine months of fiscal year 2020 was RMB457.8 million (USD64.2 million).

Outlook for the Fourth Fiscal Quarter of Fiscal Year 2020

Based on the latest estimates, we expect to generate net revenues of RMB900 million to RMB1.0 billion for the fiscal Q4. This outlook confirms our revenue guidance of RMB3,330 to RMB3,430 million for the full Fiscal Year 2020. However, this outlook represents OneSmart’s current view, which is subject to change because the COVID-19 impact is still ongoing and its future development remains unclear.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at the noon buying rate on May 31, 2020, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB7.1348 to USD1.00.

Conference Call Information

OneSmart’s management will hold an earnings conference call at 8:00 AM on August 18, 2020, U.S. Eastern Time (8:00 PM on the same day Beijing/Hong Kong Time).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945
Passcode	OneSmart

A telephone replay of the call will be available after the conclusion of the conference call through August 25, 2020.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Passcode:	10147012

Additionally, a live and archived webcast of this conference call will be available at: http://ir.onesmart.org.

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading premium K-12 education company in China. Our vision is to be the most trusted and heartful high-tech education company and our mission is POWER LEARNING changes the future with technology advancement. Our company culture is centered on the core values of customer focus, excellence, integrity, and technology and innovation.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart 1on1 business (the leading premium K-12 1on1 education business in China), HappyMath (the leading premium young children math education business in China), and FasTrack English (the second largest premium English education business in East China), and OneSmart Online (the leading premium online education platform in China). As of May 31, 2020, OneSmart operates a nationwide network of 449 learning centers across 33 cities in China.

For more information on OneSmart, please visit http://ir.onesmart.org.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. OneSmart may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about OneSmart’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: OneSmart’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to penetrate premium K-12 after-school education services market; diversify and enrich our education offerings; enhance the development and management of our teacher team and teaching materials; competition in our industry in China; its ability to maintain and expand online education presence; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect our students’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and OneSmart does not undertake any obligation to update such information, except as required under applicable law.

Non-GAAP Financial Measures

In evaluating its business, OneSmart considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP net income attributable to OneSmart. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

OneSmart believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. OneSmart believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to OneSmart’s historical performance and liquidity. OneSmart computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. OneSmart believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For more information, please contact:

OneSmart

Ms. Ida Yu

+86-21-2250-5891

E-mail: ir@onesmart.org

Christensen

In China

Mr. Andrew McLeod

Phone: +86-10-5900-1548

E-mail: amcleod@christensenir.com

In the US

Mr. Tip Fleming

Phone: +1-480-614-3004

Email: tfleming@ChristensenIR.com

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of	As of	As of
	August 31,	May 31,	May 31,
	2019	2020	2020
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,386,412	1,320,016	185,011
Restricted cash	—	28,956	4,058
Short-term investments	454,426	456,421	63,971
Amounts due from a related party	—	19,491	2,732
Prepayments and other current assets	578,787	828,444	116,113
Total current assets	2,419,625	2,653,328	371,885

Non-current assets:
Property and equipment, net	567,987	585,187	82,019
Intangible assets, net	168,622	190,875	26,753
Long-term investments	1,487,638	1,092,437	153,114
Operating lease right-of-use assets	—	1,552,850	217,645
Goodwill	815,052	1,103,942	154,726
Deferred tax assets	83,104	167,669	23,500
Amounts due from a related party	18,750	20,400	2,859
Other non-current assets	510,697	310,831	43,565
Total non-current assets	3,651,850	5,024,191	704,181

Total assets	6,071,475	7,677,519	1,076,066

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans (including short-term loans of the consolidated VIEs without recourse to the Group of RMB249,876 and RMB711,300 (US$99,694) as of August 31, 2019 and May 31, 2020, respectively)	249,876	711,300	99,694
Amounts due to a related party (including due to a related party of the consolidated VIEs without recourse to the Group of nil and RMB9,000 (US$1,261) as of August 31, 2019 and May 31, 2020, respectively)	—	9,000	1,261
Long-term loans, current portion (including long-term loans, current portion of the consolidated VIEs without recourse to the Group of RMB71,820 and RMB98,280 (US$13,775) as of August 31, 2019 and May 31, 2020, respectively)	71,820	308,282	43,208
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB750,164 and RMB460,355 (US$64,522) as of August 31, 2019 and May 31, 2020, respectively)	816,392	700,013	98,112
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Group of RMB66,300 and RMB58,856(US$8,249) as of August 31, 2019 and May 31, 2020, respectively)	81,397	58,856	8,249
Prepayments from customers (including prepayments from customers of the consolidated VIEs without recourse to the Group of RMB2,170,766 and RMB2,358,890 (US$330,618) as of August 31, 2019 and May 31, 2020, respectively)	2,170,815	2,358,939	330,624
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIEs without recourse to the Group of nil and RMB500,197 (US$70,107) as of August 31, 2019 and May 31, 2020, respectively)	—	500,197	70,107
Total current liabilities	3,390,300	4,646,587	651,255

Non-current liabilities:
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB55,719 and RMB38,390(US$5,381) as of August 31, 2019 and May 31, 2020, respectively)	57,066	50,454	7,072
Long-term loans (including long-term loan of the consolidated VIEs without recourse to the Group of RMB376,380 and RMB291,781 (US$40,895) as of August 31, 2019 and May 31, 2020, respectively)	1,345,754	1,051,809	147,420
Convertible senior notes (including convertible senior notes of the consolidated VIEs without recourse to the Group of nil as of August 31, 2019 and May 31, 2020, respectively)	—	252,550	35,397
Unrecognized tax benefit (including liability for unrecognized tax benefit of the consolidated VIEs without recourse to the Group of RMB25,640 and RMB34,638 (US$4,855) as of August 31, 2019 and May 31, 2020, respectively)	29,442	35,637	4,995
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIEs without recourse to the Group of nil and RMB1,029,276 (US$144,261) as of August 31, 2019 and May 31, 2020, respectively)	—	1,029,276	144,261
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of RMB43,440 and RMB22,375 (US$3,136) as of August 31, 2019 and May 31, 2020, respectively)	91,440	46,375	6,500
Total non-current liabilities	1,523,702	2,466,101	345,645

Total liabilities	4,914,002	7,112,688	996,900

Commitments and contingencies

Shareholders’ equity:
Class A ordinary shares (US$0.000001 par value; 37,703,157,984 shares authorized; 4,130,261,827 issued and outstanding as of August 31, 2019 and 4,137,606,307 issued and outstanding as of May 31, 2020, respectively)	26	26	4
Class B ordinary shares (US$0.000001 par value; 2,296,842,016 issued and outstanding as of August 31, 2019 and May 31, 2020, respectively)	16	16	2
Treasury stock	(203,759)	(274,648)	(38,494)
Additional paid-in capital	5,501,992	5,600,559	784,964
Statutory reserves	7,080	12,270	1,720
Accumulated deficits	(4,300,153)	(4,865,704)	(681,968)
Accumulated other comprehensive income	87,148	58,221	8,160
Total OneSmart International Education Group Limited shareholders’ equity	1,092,350	530,740	74,388
Non-controlling interests	65,123	34,091	4,778
Total shareholders’ equity	1,157,473	564,831	79,166

Total liabilities, non-controlling interests and shareholders’ equity	6,071,475	7,677,519	1,076,066

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands)

	For the three months ended May 31,			For the nine months ended May 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	1,093,271	744,916	104,406	2,682,748	2,427,916	340,292
Cost of revenues	(542,387)	(482,640)	(67,646)	(1,404,934)	(1,528,571)	(214,242)
Gross profit	550,884	262,276	36,760	1,277,814	899,345	126,050

Operating expenses:
Selling and marketing (Note 1)	(198,855)	(164,965)	(23,121)	(556,743)	(556,588)	(78,010)
General and administrative (Note 1)	(228,996)	(174,741)	(24,491)	(568,891)	(589,648)	(82,644)
Total operating expenses	(427,851)	(339,706)	(47,612)	(1,125,634)	(1,146,236)	(160,654)
Operating income/(loss)	123,033	(77,430)	(10,852)	152,180	(246,891)	(34,604)

Interest income	4,351	1,447	203	16,762	34,434	4,826
Interest expense	(22,173)	(28,548)	(4,001)	(40,041)	(73,362)	(10,282)
Other income	46,592	20,730	2,905	65,794	79,717	11,173
Other expenses	(255)	(366,087)	(51,310)	(830)	(396,023)	(55,506)
Foreign exchange losses	(2,043)	(162)	(23)	(524)	(147)	(21)
Income/(loss) before income tax and share of net loss from equity investees	149,505	(450,050)	(63,078)	193,341	(602,272)	(84,414)

Income tax (expense)/benefit	(47,121)	2,495	350	(77,424)	27,063	3,793
Income/(loss) before share of net loss from equity investees	102,384	(447,555)	(62,728)	115,917	(575,209)	(80,621)

Share of net loss from equity investees	(1,152)	(8,452)	(1,185)	(8,465)	(16,167)	(2,266)

Net income/(loss)	101,232	(456,007)	(63,913)	107,452	(591,376)	(82,887)
Add: Net loss attributable to non-controlling interests	8,265	1,946	273	50,662	31,015	4,347
Net income/(loss) attributable to OneSmart’s shareholders	109,497	(454,061)	(63,640)	158,114	(560,361)	(78,540)

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the three months ended May 31,			For the nine months ended May 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Selling and marketing	389	171	24	922	456	64
General and administrative	15,226	37,806	5,299	45,008	102,152	14,317
Total	15,615	37,977	5,323	45,930	102,608	14,381

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands)

	For the three months ended May 31,			For the nine months ended May 31,
	2019	2020	2020	2019	2020	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income/(loss)
Other comprehensive income/(loss):	101,232	(456,007)	(63,913)	107,452	(591,376)	(82,887)
Unrealized gain/(loss) on available-for-sale investments, net of tax	19	31,512	4,417	49,640	(19,605)	(2,748)
Foreign currency translation adjustment	(3,975)	(13,867)	(1,944)	2,213	(9,322)	(1,307)

Comprehensive income/(loss)	97,276	(438,362)	(61,440)	159,305	(620,303)	(86,942)
Add: Comprehensive loss attributable to non-controlling interests	8,265	1,946	273	50,662	31,015	4,347

Comprehensive income/(loss) attributable to OneSmart’s shareholders	105,541	(436,416)	(61,167)	209,967	(589,288)	(82,595)

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(Amounts in thousands)

	For the three months ended May 31,			For the nine months ended May 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Selling and marketing expenses	198,855	164,965	23,121	556,743	556,588	78,010
Share-based compensation expense in selling and marketing expenses	389	171	24	922	456	64
Non-GAAP selling and marketing expenses	198,466	164,794	23,097	555,821	556,132	77,946
General and administrative expenses	228,996	174,741	24,491	568,891	589,648	82,644
Share-based compensation expense in general and administrative expenses	15,226	37,806	5,299	45,008	102,152	14,317
Non-GAAP general and administrative expenses	213,770	136,935	19,192	523,883	487,496	68,327

Operating costs and expenses	970,238	822,346	115,258	2,530,568	2,674,807	374,896
Share-based compensation expense in operating costs and expenses	15,615	37,977	5,323	45,930	102,608	14,381
Non-GAAP operating costs and expenses	954,623	784,369	109,935	2,484,638	2,572,199	360,515

Operating income/(loss)	123,033	(77,430)	(10,852)	152,180	(246,891)	(34,604)
Share-based compensation expenses	15,615	37,977	5,323	45,930	102,608	14,381
Non-GAAP operating income/(loss)	138,648	(39,453)	(5,529)	198,110	(144,283)	(20,223)

Net income/(loss) attributable to OneSmart’s shareholders	109,497	(454,061)	(63,640)	158,114	(560,361)	(78,540)
Share-based compensation expenses	15,615	37,977	5,323	45,930	102,608	14,381
Non-GAAP net income/(loss) attributable to OneSmart	125,112	(416,084)	(58,317)	204,044	(457,753)	(64,159)